SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                                FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

    For the fiscal year end December 31, 1993

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission file number   1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          MORRISON RESTAURANTS INC. DEFERRED COMPENSATION PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                        MORRISON RESTAURANTS INC.
                             P.O. Box 160266
                         Mobile, Alabama  36625
















Exhibit index appears at page 18. This report contains a total of 19 pages.


                              Page 1 of 19
The following financial statements are included in this report:

Audited Financial Statements:
                                                              Page
         Description                                         Number


Report of Independent Auditors                                 4

Statements of Financial Condition
At December 31, 1993 and 1992                                  5

Statements of Income and Changes in Plan
Equity for the years ended December 31,
1993, 1992, and 1991                                           6

Notes to Financial Statements                                  7

Signatures                                              17




The written consent of Ernst & Young with respect to the plan annual financial statements is attached hereto as exhibit #23.




























                              Page 2 of 19








Morrison Restaurants Inc. Deferred Compensation Plan

                        Financial Statements





               Years ended December 31, 1993 and 1992






                              Contents


Report of Independent Auditors............................. 1

Audited Financial Statements

Statements of Financial Condition.......................... 2
Statements of Income and Changes in Plan Equity............ 3
Notes to Financial Statements.............................. 4






























                   Report of Independent Auditors


Employee Benefits Committee
 Morrison Restaurants Inc.

We have audited the accompanying statements of financial condition of the Morrison Restaurants Inc. Deferred
Compensation Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Morrison Restaurants Inc. Deferred
Compensation Plan at December 31, 1993 and 1992, and its income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


                                /s/ Ernst & Young
                                Ernst & Young


Birmingham, Alabama
April 20, 1994

        Morrison Restaurants Inc. Deferred Compensation Plan

                  Statements of Financial Condition




                                        December 31
                                    1993            1992


Assets
  Cash                         $   4,086,869    $  1,480,280
  Investments, at fair value:
    Morrison Restaurants Inc.
      common stock                 7,950,705       3,541,590
    U.S. Treasury Note                     -         190,406
    Other securities:
      Other common stocks                  -       1,109,392
      Templeton Growth Fund        2,404,641               -
      Principal Financial Group,
       guaranteed investment
       contract                    1,235,652       4,192,191
                                  15,677,867      10,513,859
  Contributions receivable:
    Participants                     276,736               -
    Employer                          35,817               -
                                     312,553               -
  Dividends and interest
    receivable                         1,485           6,946

Total assets                   $  15,991,905    $ 10,520,805


Liabilities
  Accrued administrative fees              -          14,792
Total liabilities                          -          14,792
Plan equity                     $ 15,991,905    $ 10,506,013



See accompanying notes.


                Morrison Restaurants Inc. Deferred Compensation Plan

                    Statements of Income and Changes in Plan Equity


                                                 Year ended December 31
                                             1993         1992          1991

 Net investment income
   Dividends on Morrison
    Restaurants Inc.
    common stock                       $    75,661  $    37,003    $   24,216
   Other dividends                          27,383       12,109         2,875
   Interest                                503,440      429,713       390,616
                                           606,484      478,825       417,707
   Administrative expenses                 (59,605)     (85,315)      (52,663)
                                           546,879      393,510       365,044


 Net appreciation in fair
   value of investments                  2,225,280    1,066,701       305,593
 Contributions:
   Participants                          2,626,214    2,198,373     1,854,855
   Employer                                538,211      443,836       382,080
                                         3,164,425    2,642,209     2,236,935
 Withdrawals by participants              (450,692)    (559,392)     (610,449)


 Income and changes in
   plan equity                           5,485,892    3,543,028     2,297,123
 Plan equity at beginning of year       10,506,013    6,962,985     4,665,862
 Plan equity at end of year           $ 15,991,905 $ 10,506,013   $ 6,962,985


  See accompanying notes.





















Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements

December 31, 1993


1. Significant Accounting Policies

The financial statements of the Morrison Restaurants Inc.
Deferred Compensation Plan (the Plan) are presented on the accrual basis of accounting.

Investments in common trust funds are stated at fair value based on quoted redemption values on the last business day of the plan year. The guaranteed investment contract is stated at the contract value as determined by the Principal Financial Group based on the guaranteed rate of return. Morrison Restaurants Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the plan year. Prior to October 21, 1993 Morrison Restaurants Inc. common stock was traded on the over-the-counter market. Other common stocks held are also valued at the closing sales price on the last business day of the plan year. The average cost of shares sold is used to compute gain or loss.

2. Description of Plan

The Plan was established January 1, 1988 to provide additional incentive and retirement security for a select group of management and certain highly compensated employees of Morrison Restaurants Inc. and its subsidiaries (the Company). The Plan was amended effective January 1, 1990 to provide for investment direction by participants, including the ability to invest in Company stock.

The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Board of Directors. Costs of administering the Plan are paid by the Company to the extent not paid by the Trust. The Plan's assets are held by AmSouth Bank, N.A., trustee for the Plan.

To participate in the Plan, the employee must have been designated for participation in the Plan by the Plan Administrator. Additionally, the employee must authorize, on a form prescribed by the Committee, the deduction from his pay of the basic contribution as defined by the Plan. Participants may contribute amounts ranging from 2% to 20% of their compensation and specify the various investment alternatives to which the Plan's assets will be directed.

Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


2. Description of Plan (continued)

These investment alternatives are:

Money Market Fund

The investment policy of the money market fund is to invest in income-producing assets with relatively short terms and relatively high security of principal. These assets can include government securities, commercial paper (publicly traded or privately placed), other debt securities, shares of money market mutual funds, units of participation in the Trustee's short-term investment trust, and time deposits or certificates of deposit of any bank or savings and loan association, the deposits of which are insured by the Federal Deposit Insurance Corporation, including the
Trustee. The money market fund had 23 participants at December 31, 1993.

Equity Fund

The investment policy of the equity fund is to invest in relatively high quality equity assets producing either income or capital appreciation, or both. These assets can include common stocks and similar equity securities (including warrants or rights to subscribe to or securities convertible into stock or securities), and shares of mutual funds which invest in common stock. The equity fund had 117 participants at December 31, 1993.

Fixed Income Fund

The investment policy of the fixed income fund is to achieve income through investment in income-producing assets with capital appreciation being of secondary importance. These assets can include bonds, notes, debentures, mortgages, preferred stocks, interests in leases of either real or personal property, or both, contracts or other evidences of indebtedness, endowment or annuity contracts, shares of mutual funds, or other tangible or intangible property or interests in property, either real or personal, the income return from which is fixed or limited by the terms of the instrument creating or evidencing the property or interest in property. The fixed income fund had 199 participants at December 31, 1993.

Morrison Restaurants Inc. Deferred Compensation Plan

2. Description of Plan (continued)

Morrison Stock Fund

The investment policy of the stock fund is to allow participants to participate in the ownership of the Company.
The stock fund had 331 participants at December 31, 1993.

The Company matches 20% of contributions by participants with 3 to 9 years of service, 30% for participants with 10 to 19 years, and 40% for participants with 20 or more years of service or who are specifically designated by the Plan Administrator as one of a select group of members to receive a 40% matching contribution. Matching contributions for any plan year shall be credited with respect to annual deferred amounts of up to the maximum amount allowed under Internal Revenue Code Section 402(g)(1) ($8,994 for 1993). On April 25, 1990, the Company established a post-1989 Stock Match Fund. Matching contributions are made to this fund and may be invested entirely in Company stock.

Participants or their beneficiaries have a 100% vested interest in the value of their respective contributions and employer matching accounts. The basic form of distribution is a single lump sum payment in cash and Company stock.

Effective January 1, 1993 the Plan was amended to continue to allow participants to direct the investment of assets; however, the Plan document will no longer require that the Trustee precisely follow the participants' directions.
Under this new approach, commonly referred to as a "phantom plan," the manner in which assets are invested is determined by the Trustee, who must achieve certain predetermined rates of return. Periodic earnings shortages below the predetermined rate of return would be required to be funded by the Company.

Morrison Restaurants Inc. Deferred Compensation Plan

3. Investments

The Plan's investments are held by a trust fund administered by AmSouth Bank, N.A.

The Plan's investments (including investments bought, sold and held during the year) appreciated in value by $2,225,280, $1,066,701, and $305,593 during the years ended
December 31, 1993, 1992 and 1991, respectively, as follows:

                                          Year ended December 31
                                       1993         1992          1991

Morrison Restaurants Inc.
 common stock                     $ 1,870,730  $ 1,045,358   $  288,971
Templeton Growth Fund                 361,707            -            -
U.S. Treasury Note                       (402)       3,709        4,157
Other securities:
  Other common stocks                  (6,755)      17,634      (18,254)
  AmSouth Bank ASO Equity Fund              -            -       30,719
Totals                            $ 2,225,280  $ 1,066,701   $  305,593

The fair values of individual investments that represent 5% or more of plan equity at December 31, 1993 and 1992 are as follows:

                                                1993             1992

Morrison Restaurants Inc.
 common stock                               $ 7,950,705      $ 3,541,590
Principal Financial Group, guaranteed
 investment contract                          1,235,652        4,192,191
Templeton Growth Fund                         2,404,641                -


The Plan's exposure to accounting loss with respect to these financial instruments is limited to the carrying values stated above.


4. Income Tax Status

The Plan is a grantor type trust and is not qualified under
Section 401 of the Internal Revenue Code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, Morrison Restaurants Inc. Participants must include distributions in taxable income at the time of withdrawal.
<\PAGE>

Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


5. Transactions with Parties-In-Interest

Amounts of Morrison Restaurants Inc. common stock held by the Plan at December 31, 1993 and 1992 totaled 302,884 and 181,620 shares, respectively, with a market value of $7,950,705 or $26.25 per share, and $3,541,590 or $19.50, respectively. On October 29, 1993 Morrison Restaurants Inc. paid a 3-for-2 stock split. All share data above has been adjusted to reflect the split.

Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs

The allocation of Plan assets and liabilities to the separate investment programs at
December 31, 1993 was as follows:

                                                                             Post-1989
                              Money                    Fixed      Morrison     Stock
                              Market        Equity     Income      Stock       Match
                               Fund          Fund       Fund        Fund       Fund        Total

Assets
Cash                       $  110,082 $     40,032 $ 3,833,878 $    78,332 $    24,545 $  4,086,869
Investments, at fair value:
 Morrison Restaurants Inc.
   common stock                     _            _           _   4,995,919   2,954,786    7,950,705
 Other securities:
  Templeton Growth Fund             _    2,404,641           _           _           _    2,404,641
  Principal Financial
   Group, guaranteed
   investment contract              -            -   1,235,652           -           -    1,235,652
                              110,082    2,444,673   5,069,530   5,074,251   2,979,331   15,677,867

Contributions receivable:
  Participants                  5,512       63,492      70,790     136,942           _      276,736
  Employer                          -            -           -           -      35,817       35,817
                                5,512       63,492      70,790     136,942      35,817      312,553
Dividends and interest
 receivable                       239           19       1,110          60          57        1,485
Plan equity                $  115,833 $  2,508,184 $ 5,141,430 $ 5,211,253 $ 3,015,205 $ 15,991,905


            Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)

6. Investment Programs (continued)

The allocation of Plan assets and liabilities to the separate investment programs at
December 31, 1992 was as follows:


                                                                             Post-1989
                              Money                    Fixed      Morrison     Stock
                              Market        Equity     Income      Stock       Match
                               Fund          Fund       Fund        Fund       Fund        Total

Assets
Cash                       $  146,365 $   157,834 $ 1,039,528 $    95,122 $    41,431  $  1,480,280
Investments, at fair value:
 Morrison Restaurants Inc.
   common stock                     _           _           _   1,813,427   1,728,163     3,541,590
 U.S. Treasury note                 _     190,406           _           _           _       190,406
 Other common stock                 _   1,109,392           _           _           _     1,109,392
 Principal Financial
   Group, guaranteed
   investment contract              -           -   4,192,191           -           -     4,192,191
                              146,365   1,457,632   5,231,719   1,908,549   1,769,594    10,513,859
Dividends and interest
 receivable                       326       4,362       2,132          66          60         6,946
Total assets                  146,691   1,461,994   5,233,851   1,908,615   1,769,654    10,520,805
Liabilities and plan
 equity
Accrued administrative
 fees                             333       6,936       4,774       1,468       1,281        14,792
Total liabilities                 333       6,936       4,774       1,468       1,281        14,792
Plan equity               $   146,358 $ 1,455,058 $ 5,229,077 $ 1,907,147 $ 1,768,373  $ 10,506,013


Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

Plan income and changes in Plan equity for the year ended December 31, 1993, were allocated to the separate investment program as follows:

                                                                              Post-1989
                            Money                     Fixed       Morrison      Stock
                            Market        Equity      Income       Stock        Match
                             Fund         Fund         Fund         Fund         Fund         Total

Plan equity at
  December 31, 1992    $  146,358   $ 1,455,058  $ 5,229,077  $ 1,907,147  $ 1,768,373   $ 10,506,013
Dividends on Morrison
  Restaurants Inc.
  common stock                  -             -            -       43,685       31,976         75,661
Other dividends                 -        27,383            -            -            -         27,383
Interest                    2,668       118,471      378,414        2,840        1,047        503,440
Administrative expenses      (887)      (11,217)     (29,388)     (11,934)      (6,179)       (59,605)
Net appreciation
  in fair value of
  investments                   -       354,550            -    1,141,173      729,557      2,225,280
Contributions:
  Participants            100,028       516,629    1,002,140    1,007,417            -      2,626,214
  Employer                    141         8,487        6,397            -      523,186        538,211
                          100,169       525,116    1,008,537    1,007,417      523,186      3,164,425
Withdrawals by
  participants            (11,041)      (28,979)    (195,007)    (184,830)     (30,835)      (450,692)
Interfund transfers      (121,434)       67,802   (1,250,203)   1,305,755       (1,920)             -
Plan equity at
  December 31, 1993    $  115,833   $ 2,508,184  $ 5,141,430  $ 5,211,253  $ 3,015,205   $ 15,991,905

There were 287 active participants in the Plan at December 31, 1993.


Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

Plan income and changes in Plan equity for the year ended December 31, 1992, were allocated to the separate investment program as follows:

                                                                              Post-1989
                           Money                       Fixed       Morrison     Stock
                           Market        Equity        Income       Stock       Match
                           Fund          Fund          Fund         Fund        Fund           Total

Plan equity at
  December 31, 1991   $  124,615   $   498,461   $ 5,163,277  $   377,691  $   798,941   $  6,962,985
Dividends on Morrison
  Restaurants Inc.
  common stock                 -             -             -       13,812       23,191         37,003
Other dividends                -        12,109             -            -            -         12,109
Interest                   4,482        20,711       401,620        1,548        1,352        429,713
Administrative expenses   (1,968)      (26,941)      (41,786)      (6,063)      (8,557)       (85,315)
Net appreciation
  in fair value of
  investments                  -        21,343             -      460,658      584,700      1,066,701
Contributions:
  Participants            58,763       432,322     1,351,873      355,415            -      2,198,373
  Employer                   655        13,582        13,126            -      416,473        443,836
                          59,418       445,904     1,364,999      355,415      416,473      2,642,209
Withdrawals by
  participants           (12,405)      (46,178)     (416,017)     (48,730)     (36,062)      (559,392)
Interfund transfers      (27,784)      529,649    (1,243,016)     752,816      (11,665)             -
Plan equity at
  December 31, 1992   $  146,358   $ 1,455,058   $ 5,229,077  $ 1,907,147  $ 1,768,373   $ 10,506,013


Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

Plan income and changes in Plan equity for the year ended December 31, 1991, were allocated to the separate investment program as follows:

                                                                                Post-1989
                            Money                       Fixed       Morrison      Stock
                            Market        Equity        Income       Stock        Match
                            Fund          Fund          Fund         Fund         Fund         Total

Plan equity at
  December 31, 1990    $   97,131    $   357,341   $ 3,778,685  $   166,628  $   266,077  $ 4,665,862
Dividends on Morrison
  Restaurants Inc.
  common stock                  _              _             _       11,025       13,191       24,216
Other dividends                 _          2,875             _            _            _        2,875
Interest                   13,079         14,035       363,502            _            _      390,616
Administrative expenses    (3,279)       (10,749)      (30,550)      (3,044)      (5,041)     (52,663)
Net appreciation
  in fair value of
  investments                   _         16,622             _      105,112      183,859      305,593
Contributions:
  Participants            107,087        173,956     1,449,179      124,633            _    1,854,855
  Employer                  1,137          6,961        17,625            -      356,357      382,080
                          108,224        180,917     1,466,804      124,633      356,357    2,236,935
Withdrawals by
  participants           (183,889)       (10,722)     (377,374)     (25,904)     (12,560)    (610,449)
Interfund transfers        93,349        (51,858)      (37,790)        (759)      (2,942)           -
Plan equity at
  December 31, 1991    $  124,615    $   498,461   $ 5,163,277  $   377,691  $   798,941  $ 6,962,985









                             SIGNATURES


Morrison Restaurants Inc. Deferred Compensation Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Morrison
Restaurants Inc. Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Morrison Restaurants Inc.
                               Deferred Compensation Plan
                                      (Name of Plan)






Date  April 29, 1994            /s/ Wallace R. Bunn
                                Wallace R. Bunn
                                Director; Chairman,
                                Compensation Committee





























                               Page 17